Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000

April 4, 2012

VIA EDGAR SUBMISSION AND COURIER

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Kristin Lochhead

Re:	Altera Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 17, 2012
File No. 000-16617

Dear Mr. James:

This letter is in response to your comment letter dated March 26, 2012 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Sales Overview, page 33

1. We reference the disclosure of sales by product category, vertical market, FPGAs and CPLDs and by geography. With a view toward enhanced disclosure in future filings, please tell us why you do not include a more detailed discussion about the reasons for significant fluctuations in these disclosures. Please refer to SAB Topic 13.B and Item 303(A) of Regulation S-K.

Our discussion of results of operations in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2011 includes a sales overview that provides narrative discussion of key factors affecting our net sales and comparability between the periods presented. The sales overview is supplemented by tabular presentation of our net sales by product category, vertical market, field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs) and by geography. This tabular information is presented to provide the reader of our financial statements with additional context around our sales overview discussion. In determining the key points of our sales overview discussion, we provide narrative discussion of our net sales trends that most closely align with senior management’s perspective of the business. This narrative discussion considers material trends in each net sales table, but often emphasizes sales by product category. As presented in the Executive Overview portion of Item 7, a key element of our management focus is developing new products and understanding the revenue stream associated with those products over the product life cycle. Since our products are sold across all vertical markets and geographies, and since CPLDs and FPGAs share many similar characteristics, we believe that, in the absence of material trends in other net sales breakdowns, the discussion of net sales by product category is the most relevant basis of our discussion. For the periods presented in our Annual Report on Form 10-K for the year ended December 31, 2011, the net sales percentages were substantially consistent from year to year except net sales by product category. We believe that our current disclosure approach provides the right balance of narrative discussion and supplemental tabular analysis to provide the reader of our financial statements with senior management’s perspective on net sales trends that are important to understand our business. As such, we believe that our disclosures comply with the requirements of Item 303 of Regulation S-K and SAB Topic 13.B.

Item 8. Financial Statements

Note 15. Segment and Geographic Information, page 66

2. We note the disclosure that you operate in only one industry segment. We also see that you discuss your results of operations by product category, vertical market, and by geography within MD&A. Please tell us how you considered the guidance in FASB ASC 280-10-50-1 through 11 in determining that you have only one segment. Tell us the nature of the discrete financial information that is available to the chief operating decision maker that is regularly reviewed to make decisions about resources to be allocated and assess performance.

ASC 280-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.
Our Chief Executive Officer is our CODM. The CODM manages the business globally with reliance on a centralized, functionally-based management team. The management team is comprised of a group of executives, each of whom reports directly to the CODM and is responsible for a discrete business function.

The major functional areas include sales, marketing, operations, R&D and business support functions, including finance, legal, human resources and information technology. Each of these major functions plays a key role in the Altera business cycle. These functions are aggregated and disaggregated in differing manners along the product life cycle such that there are no distinct sets of activities which constitute a business activity that earns revenues and generates expenses except at the total Altera level. Altera’s CODM makes strategic business decisions and allocates resources at the total Altera level based on consolidated financial information. Information regularly reviewed by the CODM includes consolidated income statements and revenue by product category, geography and customer. The CODM assesses performance, including incentive compensation, based upon consolidated operational performance and financial results, which is consistent with the financial information provided to the Board of Directors.
Altera’s business model operates, and the management team is organized, as an integrated unit. Altera is a global operation that operates a fabless business model. Silicon wafer production and assembly and test operations are performed by third party vendors. The majority of our inventory, including finished goods, is warehoused at our test and assembly suppliers located in Asia. These suppliers also ship our products to our customers on our behalf. We sell over 70% of our products to distributors who resell these products to original equipment manufacturers (OEMs) or their subcontract manufacturers. Our distributors are located throughout the world and vary in size. Products sold to these distributors serve a number of vertical markets throughout the world. We also sell our products directly to OEMs across vertical markets and geographies. We sell each product that we offer across our customer base, with no distinction in products offered based on end market or region. The scale and geographic diversity of Altera’s outsourced assembly and test operations and customer base, together with the absence of distinction of our product offerings based on end market, provide us the flexibility to serve customers from more than one location and across more than one market. Key changes in supply/demand characteristics and other economic factors may cause Altera to shift its assembly, test, packaging and shipping activities from one subcontractor location to another. This integrated business model and organizational structure enables our CODM to manage the business, assess performance and allocate resources based on consolidated financial information.
The CODM also reviews supplemental financial information, including sales and standard margin information by product category, vertical market, geography and key customers. Altera is neither organized nor managed by the CODM based on these areas, as evidenced by the absence of segment managers and the nature of information communicated to investors, analysts and the Board of Directors. This information is reviewed by the CODM to assess performance of the functional departments, but not for the overall management of the business. While a measure of profitability is included in the supplemental financial information, it is not attributed to or measured by functional area and is not the basis upon which the CODM allocates resources or assesses the performance of the business. Accordingly, Altera has concluded that it operates in a single reportable operating segment.

3. We note that you do not provide quantitative information about products and services in this note. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact in future filings.

Our principal source of revenue is the sale of programmable logic devices (PLDs). For the year ended December 31, 2011, approximately 91% of our net sales were generated from the sale of PLDs. PLDs are comprised of FPGAs and CPLDs. FPGAs and CPLDs represent similar products, with fundamentally similar programmability features and economic characteristics that serve customers in similar geographic and vertical markets. Throughout our Annual Report on Form 10-K, our discussions of our business consistently focus on PLDs as a whole. Since we generate the substantial majority of our net sales from the sale of PLDs, we believe our disclosure of entity-wide information is appropriate based on the nature of our business.

Altera acknowledges that:

•	Altera is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquires regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544 8155 (facsimile).

Very truly yours,
/s/ RON PASEK
Ron Pasek
Senior Vice President and Chief Financial Officer